BIOCUREX, INC.
                           7080 River Road, Suite 215
                       Richmond, British Columbia V6X 1X5
                                 (866) 884-8669


                                 October 6, 2011


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:  Biocurex, Inc.
         Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-144879


     Biocurex, Inc. requests that the above-captioned registration statement be withdrawn.

     The reason for this request is the post-effective amendment was incorrectly filed using the EDGAR tag for pre-effective amendments.

     No securities were sold by means of the amended registration statement.


                                    Very truly yours,

                                    /s/ Dr. Ricardo Moro
                                    ---------------------------
                                    Dr. Ricardo Moro, President

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